Exhibit 12

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor	Predecessor
	Period from February 1 to December 31,	Period from January 1 to January 31,
(In millions)	2006	2006	2005		2004		2003		2002
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$62	$22,620	$(21,038)		$(1,682)		$(2,772)		$(3,094)
Add (deduct):
Fixed charges, from below	1,053	64	786		620		654		762
Distributed earnings of affiliates	4	—	3		2		2		2
Amortization of capitalized interest	—	1	14		16		17		17
Minority interest	(4)	—	—		—		—		—
Interest capitalized	(15)	—	3		(1)		(3)		(25)
Earnings (loss) as adjusted	$1,100	$22,685	$(20,232)		$(1,045)		$(2,102)		$(2,338)
Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$729	$42	$495		$462		$538		$577
Portion of rental expense representative of the interest factor	324	22	291		158		116		185
Fixed charges, as above	1,053	64	786		620		654		762
Preferred stock dividend requirements (pre-tax) (b)	18	—	—		—		—		—
Fixed charges including preferred stock dividends	$1,071	$64	$786		$620		$654		$762
Ratio of earnings to fixed charges	1.05	354.45	(c	)	(c	)	(c	)	(c	)
Ratio of earnings to fixed charges and preferred dividend requirements	1.03	(b )	(b	)	(b	)	(b	)	(b	)

(a)              Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)             Successor Company dividends were adjusted using an estimated 2006 effective tax rate of approximately 48%. Preferred dividend requirements were nonexistent for the Predecessor Company as push down accounting was not applied prior to the adoption of fresh-start reporting.

(c)              Earnings were inadequate to cover fixed charges by $21.0 billion in 2005, $1.7 billion in 2004, $2.8 billion in 2003 and $3.1 billion in 2002.